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                                                                    EXHIBIT 23.1

                    CONSENT OF INTEGRATED CIRCUIT ENGINEERING

     We hereby consent to the inclusion of the following quotes from the report titled "Status 2000" into a registration statement published for us by Virage Logic Corporation to be filed with the Securities and Exchange Commission (including any amendments thereto):

1. "According to a report entitled "Status 2000" by Integrated Circuit Engineering, an independent market research firm, the system-on-a-chip (SOC) market is expected to grow from $2.9 billion in 1999 to $17.5 billion by 2004."

2. "According to Integrated Circuit Engineering, an independent market research firm, the system-on-a-chip (SOC) market is expected to grow from $2.9 billion in 1999 to $17.5 billion by 2004."

INTEGRATED CIRCUIT ENGINEERING

By: /s/ WALLY RAISANEN
    ------------------

Name: Wally Raisanen
Title: President
Date: July 27, 2000